SUB-ITEM 77K:  Changes in registrant's certifying accountant.

Effective July 17, 1997, the Registrant's Board of Trustees selected the accounting firm of Briggs, Bunting & Dougherty, LLP to serve as the Registrant's independent certified public accountants for the fiscal year ended October 31, 1997 to fill a vacancy in such position in accordance with Section 32(a)(2) of the Investment Company Act of 1940 resulting from Tait, Weller & Baker's resignation on July 17, 1997.
Tait, Weller & Baker had served as the Registrant's independent certified public accountants for each of the Registrant's two most recent fiscal years in the period ended October 31, 1996. Tait, Weller & Baker's report on the financial statements of the Registrant for each of those years did not contain an adverse opinion or disclaimer of opinion or was not qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Tait, Weller
& Baker on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure during the two years in the period ended October 31, 1996 or for the interim period from November 1, 1996 through July 17, 1997.

The Registrant represents that it had not consulted with Briggs, Bunting
& Dougherty, LLP at any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant's financial statements.